FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: January 11, 2005	By: /s/ Fred George Fred George President

EXHIBIT INDEX

1. Gammon Lake Resources Press Release

2. Gammon Lake Resources Form 51-102F3 Material Report

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 1-2005	January 10, 2005

Gammon Lake Announces New Drill Results from Ocampo Northeast
Underground Project Area and Tests Potential of New Structures to
Increase Project Resources

GAMMON LAKE INTERSECTS 9-METRES OF 17.09 GRAMS PER TONNE GOLD
AND 1424 GRAMS PER TONNE SILVER, FOR A GOLD-EQUIVALENT
GRADE OF 39.0 GRAMS PER TONNE IN HOLE OU-124

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to announce the results from 30 new step-out and in-fill drill holes at its 100%-owned Ocampo Gold-Silver Project. These results are from the sixth round of surface drilling and underground drilling from ramp development as part of the Company’s 65,000-metre drill program at the Northeast Underground Project Area. The results reported in this press release are from drilling conducted after the June 10th cut off date for data included in the Company’s newly completed resource/reserve calculations. Since June, Gammon has continued an aggressive exploration program at the Ocampo project focused on upgrading inferred resources as well as expanding the overall project resource base through the exploration of secondary targets identified on the property. The Company intends to complete a revised resource/reserve calculation prior to the commencement of production in 2006, incorporating a sizable amount of data from ongoing exploration. This is expected to result in a significant expansion of resource/reserves.

The 30 holes reported produced 48 intercepts above an underground cut off grade of 3 g/t gold-equivalent, and include hole OU-124 grading 17.09 grams per tonne gold and 1424 grams per tonne silver, over an intercept of 9-metres at the intersection of the high-grade La Esperanza and San Juan structures. This intercept includes 1-metre grading 43.0 grams per tonne gold and 3860 grams per tonne silver, for a gold-equivalent grade of 102.4 grams per tonne. Details of the high-grade 9-metre drill intercept in hole OU-124 are found in the table below, expressed in 1-metre intervals:

Table 1: Details of Hole OU-124
Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (1:65)
San Juan	OU-124	69.0	70.0	1.0	3.70	204	6.8
		70.0	71.0	1.0	6.56	50	7.3
		71.0	72.0	1.0	2.98	68	4.0
		72.0	73.0	1.0	22.70	267	26.8
		73.0	74.0	1.0	43.00	3860	102.4
		74.0	75.0	1.0	7.62	785	19.7
		75.0	76.0	1.0	17.85	1945	47.8
		76.0	77.0	1.0	25.00	3070	72.2
		77.0	78.0	1.0	24.40	2570	63.9

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of
US $400 and silver price of US $6.15. The widths above are drill intercepts and not true widths.
(Continued on Page 2)

The results from all 30 holes completed in this stage of drilling are listed in the table below:

Table 2: Newly Reported Drill Results from Northeast Underground Project Area
Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (1:65)
Aventurero	OU-101	31.0	34.0	3.0	19.59	291	24.1
	includes	31.0	32.0	1.0	40.60	714	51.6
Aventurero	OU-101	55.0	59.0	4.0	3.06	122	4.9
	includes	57.0	59.0	2.0	4.47	188	7.4
Aventurero	OU-102	49.5	51.0	1.5	2.71	56	3.6
Chica Rica	OU-103	48.0	50.0	2.0	22.81	818	35.4
	includes	48.0	49.0	1.0	42.10	1590	66.6
Aventurero	OU-103	123.0	124.0	1.0	6.29	13	6.5
Chica Rica	OU-104	49.0	50.0	1.0	2.08	68	3.1
Aventurero	OU-104	160.0	161.0	1.0	1.37	165	3.9
Las Animas	OU-105	153.0	154.5	1.5	5.99	255	9.9
Las Animas	OU-105	164.0	165.0	1.0	5.24	137	7.3
Las Animas	OU-105	171.0	172.0	1.0	3.85	28	4.3
Aventurero	OU-105	224.0	227.0	3.0	5.57	133	7.6
Chica Rica	OU-106	72.0	73.0	1.0	14.60	892	28.3
Balvanera	OU-107	95.0	96.0	1.0	1.24	218	4.6
Balvanera	OU-107	122.0	123.0	1.0	5.05	39	5.7
Las Animas	OU-107	144.0	147.0	3.0	1.58	167	4.2
Aventurero	OU-107	162.0	167.0	5.0	4.97	53	5.8
	includes	164.0	165.0	1.0	9.33	142	11.5
Aventurero	OU-107	186.0	187.0	1.0	4.36	36	4.9
Aventurero	OU-108	200.0	201.0	1.0	6.88	20	7.2
Chica Rica	OU-109	41.0	42.0	1.0	6.63	152	9.0
New Vein	OU-109	69.0	70.5	1.5	4.47	9	4.6
New Vein	OU-109	101.0	102.0	1.0	1.56	118	3.4
La Esperanza	OU-111	50.0	51.0	1.0	2.39	157	4.8
La Esperanza	OU-111	53.0	54.0	1.0	3.13	69	4.2
San Juan	OU-111	126.0	127.0	1.0	3.05	45	3.7
San Juan	OU-112	130.0	134.0	4.0	4.96	326	10.0
	includes	133.0	134.0	1.0	10.65	778	22.6
La Esperanza	OU-113	56.0	60.0	4.0	3.34	115	5.1
	includes	59.0	60.0	1.0	5.54	216	8.9
San Juan	OU-113	114.0	115.0	1.0	3.96	12	4.1
La Esperanza	OU-114	90.0	93.0	3.0	15.34	314	20.2
	includes	92.0	93.0	1.0	28.50	622	38.1
La Esperanza	OU-116	84.0	86.0	2.0	7.24	255	11.2
Aventurero	OU-117	144.0	145.0	1.0	3.33	60	4.3
Aventurero	OU-117	148.0	150.0	2.0	5.27	14	5.5
Aventurero	OU-117	159.0	160.5	1.5	4.34	<5	4.3
San Juan	OU-118	162.0	163.0	1.0	2.62	98	4.1

(Table Continued on Page 3)

-2-

Table 2 Continued: Newly Reported Drill Results from Northeast Underground Project Area
Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold- Equivalent (1:65)
San Juan	OU-118	178.0	180.0	2.0	3.23	3	3.3
San Juan	OU-118	184.0	187.0	3.0	3.20	414	9.6
	includes	185.0	186.0	1.0	6.01	636	15.8
San Juan	OU-119	141.0	142.0	1.0	1.06	139	3.2
Aventurero	OU-122	28.0	29.0	1.0	80.90	416	87.3
La Esperanza	OU-124	38.0	41.0	3.0	18.58	757	30.2
	includes	39.0	40.0	1.0	45.90	1870	74.7
La Esperanza	OU-124	46.0	47.0	1.0	12.45	429	19.1
La Esperanza	OU-124	53.0	55.0	2.0	2.40	100	3.9
San Juan	OU-124	69.0	78.0	9.0	17.09	1424	39.0
	includes	73.0	74.0	1.0	43.00	3860	102.4
La Esperanza	OU-125	13.0	14.0	1.0	1.51	291	6.0
Chica Rica	OU-126	140.0	141.0	1.0	2.73	22	3.1
New Structure	OU-128	33.0	34.0	1.0	7.61	93	9.0
New Structure	OU-128	67.5	69.0	1.5	6.46	28	6.9
New Structure	OU-130	57.0	58.0	1.0	6.40	154	8.8
New Structure	OU-130	76.0	81.0	5.0	4.53	430	11.1
	includes	77.0	78.0	1.0	14.65	1455	37.0
Las Animas	OU-130	86.0	90.0	4.0	2.92	133	5.0

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of
US $400 and silver price of US $6.15. The widths above are drill intercepts and not true widths.
Holes OU-110, 115, 120, 121, 123, 127 & 129 encountered low grade.
Holes OU-109 &124 were abandoned in workings.

Other significant results from drilling on the newly discovered Chica Rica Structure include hole OU-103, delivering grades of 42.1 grams per tonne gold and 1590 grams per tonne silver, for a gold-equivalent grade of 66.6 grams per tonne, over 1-metre. Both La Esperanza and Chica Rica were examples of blind targets, having no surface expression, and were encountered during development of an underground ramp and tunnels. To date, drilling on La Esperanza has returned average grades of 12.3 grams per tonne gold-equivalent, over average interval widths of 1.9-metres. Drilling on Chica Rica has resulted in an average gold-equivalent grade of 19.0 grams per tonne, over average interval widths of 1.2-metres. Gammon Lake has now completed approximately 4.5-kilometres of underground development in ramps and tunnels at the Ocampo Northeast Underground Project.

Testing New Structures to Increase Ocampo Project Resources

Gammon Lake reported resource and reserve calculations for the Ocampo Project in September 2004 and November 2004, respectively. Measured and indicated resources consist of 39-million tonnes grading 1.46 grams per tonne gold and 61 grams per tonne silver, and contain 1.85-million ounces of gold and 76.7-million ounces of silver. A further 21-million tonnes grading 3.75 grams per tonne gold and 188 grams per tonne silver remain in the inferred category (see press release #8-2004). Proven and Probable reserves amount to 33.5-million tonnes grading 1.25 grams per tonne gold and 52 grams per tonne silver, and contain 1.35-million ounces of gold and 56.2-million ounces of silver (see press release #9-2004).

(Continued on Page 4)

-3-

Holes OU-128 and OU-130 represent new exploration focused on identifying new high-grade structures to further increase the resource base at Ocampo. Hole OU-128 intersected three new structures that run between Las Animas and Aventurero, while Hole OU-130 intersected newly identified splay structures branching off of the high-grade Las Animas structure. Hole OU-130 returned grades of 4.53 grams per tonne gold and 430 grams per tonne silver, over an interval of 5-metres, and included a 1-metre interval grading 14.65 grams per tonne gold and 1455 grams per tonne silver, for a gold-equivalent grade of 37.0 grams per tonne. It is important to note that these newly identified structures, including the Chica Rica structure were not included in Gammon’s most recent resource/reserve calculations, and are expected to significantly add to the new resource/reserves calculations to be completed this year.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. The qualified person responsible for all technical data reported in this news release is Mr. Jim McGlasson, Chief Geologist, CPG and P.Geo. All of Gammon Lake’s analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques. For additional information please contact:

Bradley H. Langille Chief Executive Officer Gammon Lake Resources Inc. 902-468-0614	Jodi Eye Investor Relations Gammon Lake Resources Inc. 902-468-0614

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Gammon Lake’s Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1        Name and Address of Company

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Item 2        Date of Material Change

January 10, 2005

Item 3        News Release

The press release attached as Schedule A was released over Canada NewsWire on January 10, 2005.

Item 4        Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5         Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7        Omitted Information

Not applicable.

Item 8         Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel: 902-468-0614

Item 9        Date of Report

January 10, 2005

Gammon/Press Release/MCR Jan 10 - 2005

SCHEDULE A
GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 1-2005	January 10, 2005

Gammon Lake Announces New Drill Results from Ocampo Northeast
Underground Project Area and Tests Potential of New Structures to
Increase Project Resources

GAMMON LAKE INTERSECTS 9-METRES OF 17.09 GRAMS PER TONNE
GOLD AND 1424 GRAMS PER TONNE SILVER, FOR A GOLD-EQUIVALENT
GRADE OF 39.0 GRAMS PER TONNE IN HOLE OU-124

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to announce the results from 30 new step-out and in-fill drill holes at its 100%-owned Ocampo Gold-Silver Project. These results are from the sixth round of surface drilling and underground drilling from ramp development as part of the Company’s 65,000-metre drill program at the Northeast Underground Project Area. The results reported in this press release are from drilling conducted after the June 10th cut off date for data included in the Company’s newly completed resource/reserve calculations. Since June, Gammon has continued an aggressive exploration program at the Ocampo project focused on upgrading inferred resources as well as expanding the overall project resource base through the exploration of secondary targets identified on the property. The Company intends to complete a revised resource/reserve calculation prior to the commencement of production in 2006, incorporating a sizable amount of data from ongoing exploration. This is expected to result in a significant expansion of resource/reserves.

The 30 holes reported produced 48 intercepts above an underground cut off grade of 3 g/t gold-equivalent, and include hole OU-124 grading 17.09 grams per tonne gold and 1424 grams per tonne silver, over an intercept of 9-metres at the intersection of the high-grade La Esperanza and San Juan structures. This intercept includes 1-metre grading 43.0 grams per tonne gold and 3860 grams per tonne silver, for a gold-equivalent grade of 102.4 grams per tonne. Details of the high-grade 9-metre drill intercept in hole OU-124 are found in the table below, expressed in 1-metre intervals:

Table 1: Details of Hole OU-124
Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (1:65)
San Juan	OU-124	69.0	70.0	1.0	3.70	204	6.8
		70.0	71.0	1.0	6.56	50	7.3
		71.0	72.0	1.0	2.98	68	4.0
		72.0	73.0	1.0	22.70	267	26.8
		73.0	74.0	1.0	43.00	3860	102.4
		74.0	75.0	1.0	7.62	785	19.7
		75.0	76.0	1.0	17.85	1945	47.8
		76.0	77.0	1.0	25.00	3070	72.2
		77.0	78.0	1.0	24.40	2570	63.9

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of
US $400 and silver price of US $6.15. The widths above are drill intercepts and not true widths.
(Continued on Page 2)

The results from all 30 holes completed in this stage of drilling are listed in the table below:

Table 2: Newly Reported Drill Results from Northeast Underground Project Area
Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (1:65)
Aventurero	OU-101	31.0	34.0	3.0	19.59	291	24.1
	includes	31.0	32.0	1.0	40.60	714	51.6
Aventurero	OU-101	55.0	59.0	4.0	3.06	122	4.9
	includes	57.0	59.0	2.0	4.47	188	7.4
Aventurero	OU-102	49.5	51.0	1.5	2.71	56	3.6
Chica Rica	OU-103	48.0	50.0	2.0	22.81	818	35.4
	includes	48.0	49.0	1.0	42.10	1590	66.6
Aventurero	OU-103	123.0	124.0	1.0	6.29	13	6.5
Chica Rica	OU-104	49.0	50.0	1.0	2.08	68	3.1
Aventurero	OU-104	160.0	161.0	1.0	1.37	165	3.9
Las Animas	OU-105	153.0	154.5	1.5	5.99	255	9.9
Las Animas	OU-105	164.0	165.0	1.0	5.24	137	7.3
Las Animas	OU-105	171.0	172.0	1.0	3.85	28	4.3
Aventurero	OU-105	224.0	227.0	3.0	5.57	133	7.6
Chica Rica	OU-106	72.0	73.0	1.0	14.60	892	28.3
Balvanera	OU-107	95.0	96.0	1.0	1.24	218	4.6
Balvanera	OU-107	122.0	123.0	1.0	5.05	39	5.7
Las Animas	OU-107	144.0	147.0	3.0	1.58	167	4.2
Aventurero	OU-107	162.0	167.0	5.0	4.97	53	5.8
	includes	164.0	165.0	1.0	9.33	142	11.5
Aventurero	OU-107	186.0	187.0	1.0	4.36	36	4.9
Aventurero	OU-108	200.0	201.0	1.0	6.88	20	7.2
Chica Rica	OU-109	41.0	42.0	1.0	6.63	152	9.0
New Vein	OU-109	69.0	70.5	1.5	4.47	9	4.6
New Vein	OU-109	101.0	102.0	1.0	1.56	118	3.4
La Esperanza	OU-111	50.0	51.0	1.0	2.39	157	4.8
La Esperanza	OU-111	53.0	54.0	1.0	3.13	69	4.2
San Juan	OU-111	126.0	127.0	1.0	3.05	45	3.7
San Juan	OU-112	130.0	134.0	4.0	4.96	326	10.0
	includes	133.0	134.0	1.0	10.65	778	22.6
La Esperanza	OU-113	56.0	60.0	4.0	3.34	115	5.1
	includes	59.0	60.0	1.0	5.54	216	8.9
San Juan	OU-113	114.0	115.0	1.0	3.96	12	4.1
La Esperanza	OU-114	90.0	93.0	3.0	15.34	314	20.2
	includes	92.0	93.0	1.0	28.50	622	38.1
La Esperanza	OU-116	84.0	86.0	2.0	7.24	255	11.2
Aventurero	OU-117	144.0	145.0	1.0	3.33	60	4.3
Aventurero	OU-117	148.0	150.0	2.0	5.27	14	5.5
Aventurero	OU-117	159.0	160.5	1.5	4.34	<5	4.3
San Juan	OU-118	162.0	163.0	1.0	2.62	98	4.1

(Table Continued on Page 3)

-2-

Table 2 Continued: Newly Reported Drill Results from Northeast Underground Project Area
Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold- Equivalent (1:65)
San Juan	OU-118	178.0	180.0	2.0	3.23	3	3.3
San Juan	OU-118	184.0	187.0	3.0	3.20	414	9.6
	includes	185.0	186.0	1.0	6.01	636	15.8
San Juan	OU-119	141.0	142.0	1.0	1.06	139	3.2
Aventurero	OU-122	28.0	29.0	1.0	80.90	416	87.3
La Esperanza	OU-124	38.0	41.0	3.0	18.58	757	30.2
	includes	39.0	40.0	1.0	45.90	1870	74.7
La Esperanza	OU-124	46.0	47.0	1.0	12.45	429	19.1
La Esperanza	OU-124	53.0	55.0	2.0	2.40	100	3.9
San Juan	OU-124	69.0	78.0	9.0	17.09	1424	39.0
	includes	73.0	74.0	1.0	43.00	3860	102.4
La Esperanza	OU-125	13.0	14.0	1.0	1.51	291	6.0
Chica Rica	OU-126	140.0	141.0	1.0	2.73	22	3.1
New Structure	OU-128	33.0	34.0	1.0	7.61	93	9.0
New Structure	OU-128	67.5	69.0	1.5	6.46	28	6.9
New Structure	OU-130	57.0	58.0	1.0	6.40	154	8.8
New Structure	OU-130	76.0	81.0	5.0	4.53	430	11.1
	includes	77.0	78.0	1.0	14.65	1455	37.0
Las Animas	OU-130	86.0	90.0	4.0	2.92	133	5.0

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of
US $400 and silver price of US $6.15. The widths above are drill intercepts and not true widths.
Holes OU-110, 115, 120, 121, 123, 127 & 129 encountered low grade.
Holes OU-109 &124 were abandoned in workings.

Other significant results from drilling on the newly discovered Chica Rica Structure include hole OU-103, delivering grades of 42.1 grams per tonne gold and 1590 grams per tonne silver, for a gold-equivalent grade of 66.6 grams per tonne, over 1-metre. Both La Esperanza and Chica Rica were examples of blind targets, having no surface expression, and were encountered during development of an underground ramp and tunnels. To date, drilling on La Esperanza has returned average grades of 12.3 grams per tonne gold-equivalent, over average interval widths of 1.9-metres. Drilling on Chica Rica has resulted in an average gold-equivalent grade of 19.0 grams per tonne, over average interval widths of 1.2-metres. Gammon Lake has now completed approximately 4.5-kilometres of underground development in ramps and tunnels at the Ocampo Northeast Underground Project.

Testing New Structures to Increase Ocampo Project Resources

Gammon Lake reported resource and reserve calculations for the Ocampo Project in September 2004 and November 2004, respectively. Measured and indicated resources consist of 39-million tonnes grading 1.46 grams per tonne gold and 61 grams per tonne silver, and contain 1.85-million ounces of gold and 76.7-million ounces of silver. A further 21-million tonnes grading 3.75 grams per tonne gold and 188 grams per tonne silver remain in the inferred category (see press release #8-2004). Proven and Probable reserves amount to 33.5-million tonnes grading 1.25 grams per tonne gold and 52 grams per tonne silver, and contain 1.35-million ounces of gold and 56.2-million ounces of silver (see press release #9-2004).

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Holes OU-128 and OU-130 represent new exploration focused on identifying new high-grade structures to further increase the resource base at Ocampo. Hole OU-128 intersected three new structures that run between Las Animas and Aventurero, while Hole OU-130 intersected newly identified splay structures branching off of the high-grade Las Animas structure. Hole OU-130 returned grades of 4.53 grams per tonne gold and 430 grams per tonne silver, over an interval of 5-metres, and included a 1-metre interval grading 14.65 grams per tonne gold and 1455 grams per tonne silver, for a gold-equivalent grade of 37.0 grams per tonne. It is important to note that these newly identified structures, including the Chica Rica structure were not included in Gammon’s most recent resource/reserve calculations, and are expected to significantly add to the new resource/reserves calculations to be completed this year.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. The qualified person responsible for all technical data reported in this news release is Mr. Jim McGlasson, Chief Geologist, CPG and P.Geo. All of Gammon Lake’s analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques. For additional information please contact:

Bradley H. Langille Chief Executive Officer Gammon Lake Resources Inc. 902-468-0614	Jodi Eye Investor Relations Gammon Lake Resources Inc. 902-468-0614

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Gammon Lake’s Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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